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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                             Prestige Bancorp, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   741115109
                                 (CUSIP Number)

                                Rodney M. Propp
                                405 Park Avenue
               New York, New York 10001 Telephone: (212) 421-1117
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 6, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class:) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 741115109                                Page      of       Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Rodney M. Propp


   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
2                                                                    (b)  [X]




3  SEC USE ONLY



4. SOURCE OF FUNDS*

      PF


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                   [ ]




6  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


                                7     SOLE VOTING POWER
                                         3,000

  NUMBER OF
   SHARES                       8     SHARED VOTING POWER
 BENEFICIALLY                             33,000
  OWNED BY
    EACH
  REPORTING                     9     SOLE DISPOSITIVE POWER
   PERSON                                3,000
    WITH
                               10     SHARED DISPOSITIVE POWER
                                          33,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          36,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [x]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.7%

14   TYPE OF REPORTING PERSON*

          IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.    2 OF 7

                                  SCHEDULE 13D

CUSIP No. 741115109                                Page      of       Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        P-II, Incorporated


   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
2                                                                    (b)  [X]




3  SEC USE ONLY



4. SOURCE OF FUNDS*

      0


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                   [ ]




6  CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


                                7     SOLE VOTING POWER
                                         -0-

   NUMBER OF
    SHARES                      8     SHARED VOTING POWER
 BENEFICIALLY                             33,000
  OWNED BY
    EACH
  REPORTING                     9     SOLE DISPOSITIVE POWER
    PERSON                               -0-
     WITH
                               10     SHARED DISPOSITIVE POWER
                                          33,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          33,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.4%

14   TYPE OF REPORTING PERSON*

          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.    2 OF 7

                                  SCHEDULE 13D

CUSIP No. 741115109                                Page      of       Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Hanaper Partners, L.P.


   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
2                                                                    (b)  [X]




3  SEC USE ONLY



4. SOURCE OF FUNDS*

      WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                   [ ]




6  CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


                                7     SOLE VOTING POWER
                                         33,000

   NUMBER OF
    SHARES                      8     SHARED VOTING POWER
 BENEFICIALLY                             -0-
  OWNED BY
    EACH
  REPORTING                     9     SOLE DISPOSITIVE POWER
    PERSON                                33,000
     WITH
                               10     SHARED DISPOSITIVE POWER
                                          -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        33,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.4%

14   TYPE OF REPORTING PERSON*

       PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.    2 OF 7

                                  SCHEDULE 13D

CUSIP No. 741115109                                Page      of       Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Morris Propp


   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
2                                                                    (b)  [X]




3  SEC USE ONLY



4. SOURCE OF FUNDS*

      PF


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                   [ ]




6  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


                                7     SOLE VOTING POWER
                                         2,000

   NUMBER OF
    SHARES                      8     SHARED VOTING POWER
 BENEFICIALLY                            43,500
  OWNED BY
    EACH
  REPORTING                     9     SOLE DISPOSITIVE POWER
    PERSON                                2,000
     WITH
                               10     SHARED DISPOSITIVE POWER
                                         43,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          45,500


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [x]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.7%

14   TYPE OF REPORTING PERSON*

        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.    2 OF 7

                                                             Page 3 of 10 Pages

Item 1.  Security and Issuer.
                  The securities to which this statement (the "Schedule 13D") relates are the shares of Common Stock (the "Stock") of Prestige Bancorp, Inc. (the "Company"). The Company's principal executive offices are located at 710 Old Clairton Road, Pleasant Hills, Pennsylvania 15236.

Item 2.  Identity and Background.
                  This Schedule 13D is filed collectively by the following individuals and entities which are hereinafter referred to as the "Reporting Persons":(1) Morris Propp, a private investor, (2) Rodney M. Propp, a private investor (and cousin of Morris Propp), (3) Hanaper Partners, L.P., a New York limited partnership, of which all the limited partners are relatives of Morris Propp and Rodney M. Propp, and which is engaged in the business of making investments, and (4) P-II, Incorporated, a New York corporation, all of the stock of which is owned by relatives of Morris Propp and Rodney M. Propp, and which is engaged in the business of managing Hanaper Partners, L.P. and making investments in its own behalf. Each Reporting Person's business address is c/o P-II, Incorporated, 405 Park Avenue, New York, New York 10022, except Morris Propp, whose address is 1035 S. Federal Highway, Delray Beach, Florida 33483. The individual Reporting Persons are both citizens of the United States.

                                                            Page 4 of 10 Pages

                  During the last five years, none of the Reporting Persons has been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
                  No funds were borrowed for the Reporting Persons' purchases. Morris Propp used the funds of Eugenie A. Propp and Martha Morrell to purchase the shares of the Company's Stock for such persons in their accounts over which Morris Propp has discretionary trading authority. All funds used to purchase the rest of the Company's Stock owned by the Reporting Persons were personal funds, in the cases of individual Reporting Persons, and working capital funds in the cases of Hanaper Partners, L.P. and P-II, Incorporated. It is anticipated that such personal funds and working capital will be used to make additional purchases, if any, of the Company's securities.

                                                           Page 5 of 10 Pages

Item 4.  Purpose of Transaction.
                  The Common Stock held by the Reporting Persons was acquired and is being held as an investment. The Reporting Persons believe there is the potential for a greater return on shareholders' investment than is currently being realized. In February 1997, Morris Propp wrote to the Company to nominate Rodney Propp to serve as a director of the Company. Morris Propp informed the Company in his letter that unless the Company's board of directors nominated Rodney Propp for election as a director, Morris Propp may nominate Rodney Propp from the floor at the Company's next annual meeting of shareholders (the "Meeting"). If Rodney Propp is nominated, the Reporting Persons intend to vote their shares of Stock in favor of his election.
                  The Reporting Persons may continue to seek representation on the board of directors, and to take such other steps as they deem reasonable to influence the Company's management to improve its operation of the Company.
The Reporting Persons believe that it is important for a publicly-held company to have on its board more than one non-management member who is a major shareholder. The Reporting Persons hope to work with management to increase shareholder value through improved earnings and through on-going equity buybacks. The Reporting Persons believe that earnings after taxes could

                                                             Page 6 of 10 Pages

increase to and beyond the industry's regional 0.75% average annual return on assets, from its current levels which are substantially lower. The Reporting Persons believe that despite the recent run-up, the current share price in relationship to tangible book value is still among the lowest in the industry, reflecting no value, given by the marketplace, to the Bank's franchise, which the Reporting Persons consider to have substantial worth and even greater potential. The Reporting Persons have no present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person (other than the Reporting Persons) of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (e) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (f) any action similar to any of those enumerated above. While the Reporting Persons have no present specific plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; to make any material changes in the present capitalization or dividend policy of the Company; to make any other material change in the

                                                        Page 7 of 10 Pages

Company's business or corporate structure; or to make any changes in the Company's charter, bylaws or instruments corresponding thereto or to take other actions which may impede the acquisition of control of the Company by any person, the Reporting Persons could in the future propose one or more of the foregoing actions if they deem such actions to be in furtherance of their intention to achieve a greater return on their investment.

Item 5.  Interest in Securities of the Issuer.
                  The Reporting Persons own beneficially in the aggregate 48,500 shares of Stock which constitutes approximately 5.0% of the shares of Stock outstanding, based upon the Company's Report on Form 10-Q for the quarterly period ended September 30, 1996, in which the Company reported 963,023 shares of Stock outstanding as of November 12, 1996. Such amount includes 33,000 shares of Stock owned by Hanaper Partners, L.P., 1,000 shares of Stock owned by Morris Propp, 1,000 shares of Stock owned by Morris Propp's Individual Retirement Account, 2,000 shares of Stock owned by Rodney M. Propp and 1,000 shares owned by Rodney M. Propp's Keough plan. In addition, Morris Propp has shared dispositive power over: 7,000 shares of the Company's Stock owned by Eugenie A. Propp, by virtue of his discretionary authority over her brokerage account in which such shares are held; 1,000 shares owned by Martha Morrell, and 2,500 shares owned by Martha Morrell's Keough plan by virtue of his discretionary authority over the brokerage accounts in which such shares are held.

                                                           Page 8 of 10 Pages

Morris Propp expressly disclaims beneficial ownership of the 3,000 shares owned by Rodney M. Propp. Rodney M. Propp expressly disclaims beneficial ownership of the following shares: the 1,000 shares owned by Morris Propp; the 1,000 shares owned by Morris Propp's IRA; the 7,000 shares owned by Eugenie A. Propp; the 1,000 shares owned by Martha Morrell; and the 2,500 shares owned by Martha Morrell's Keough Plan. Each of the Reporting Persons has the sole power to vote and direct the vote and to dispose and direct the disposition of the Stock which he or it owns, except that Morris Propp and Rodney Propp share the power to direct the vote and disposition of (a) the 33,000 shares owned by Hanaper Partners, L.P. by virtue of P-II, Incorporated's status as general partner of Hanaper Partners, L.P. and Morris Propp's and Rodney Propp's status as sole officers and directors of P-II. In addition, Morris Propp shares the power to direct the disposition of the 7,000 shares owned by Eugenie A. Propp, the 1,000 shares owned by Martha Morrell and the 2,500 shares owned by Martha Morrell's Keough Plan by virtue of his discretionary trading authority over the accounts in which such shares are held.
                  Within the last 60 days, the Reporting Persons have engaged in the following transactions (all open market purchases) in the Company's Class A Common Stock:
                  HANAPER PARTNERS, L.P.
                            1/21/97          1,000 @ 13.25
                            3/06/97          2,000 @ 15.25
                            3/06/97          1,000 @ 15.75

                  RODNEY M. PROPP KEOUGH PLAN
                            3/06/97            500 @ 15.25
                            3/06/97            500 @ 15.75

                                                           Page 9 of 10 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  The Reporting Persons do not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, except for their agreement to file this Schedule 13D collectively. The Reporting Persons disclaim membership in any group with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

                  Not Applicable.

                                                        Page 10 of 10 Pages

Signatures
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




March 12, 1997                   /s/ Rodney M. Propp
                                 ______________________________________
                                 Rodney M. Propp


March 17, 1997                   /s/ Morris Propp
                                 ______________________________________
                                 Morris Propp



March 17, 1997                   Hanaper Partners, L.P.
                                 By: P-II Incorporated, General Partner

                                 By: /s/ Morris Propp
                                     _____________________________________
                                     Morris Propp, President

March 17, 1997                   P-II, Incorporated


                                 By: /s/ Morris Propp
                                     _____________________________________
                                     Morris Propp, President